EXHIBIT 99.8

Chunghwa Telecom

March 10, 2015

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of Feb 2015

1)	Sales volume (NT$ Thousand)

Period	Items	2015	2014	Changes	%
Feb	Net sales	19,087,539	18,293,256	(+)794,283	(+)4.34%

Jan-Feb	Net sales	38,413,690	37,607,421	(+)806,269	(+)2.14%

b Trading purpose : None